Exhibit 1.11

EXTRAORDINARY SHAREHOLDERS’ MEETING - CROSS-BORDER CONVERSION

Please note that on July 27th, 2023, as indicated in the press release published on the Company’s website www.brembo.com, under Investor, Press Release, as well as at the Italian authorized storage mechanism “1info” of Computershare S.p.A. (www.1info.it), the Extraordinary Shareholders’ Meeting has approved the proposal for the cross-border conversion of Brembo S.p.A. from Italy to the Netherlands, and relevant and ensuing resolutions.

The minutes of the Shareholders’ Meeting will be made available for the public, as well as filed for registration with the Companies Register of Bergamo, within the term, and in accordance with the conditions, set forth by current applicable laws and regulations.

Publication and registration with the Companies Register of Bergamo will be disclosed to the public within the term, and in accordance with the conditions, set forth by current laws and regulations (also for the purpose of the exercise of withdrawal right due to the shareholders who did not take part in the approval of the resolution by the Extraordinary Shareholders’ Meeting).